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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                               -------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                              (AMENDMENT NO. 1)(1)



                          Lifestream Technologies, Inc.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    53219K101
                                 --------------
                                 (CUSIP Number)

                                 January 7, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)





- ----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 53219K101                   13G                            Page 2 of 6

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         Commodity Management & Research, Inc.
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [_]
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Citizenship or Place of Organization.
         Incorporated in Colorado
- --------------------------------------------------------------------------------
Number of                  5.       Sole Voting Power
Shares                              1,740,750
Beneficially               -----------------------------------------------------
Owned by Each              6.       Shared Voting Power
Reporting                           -0-
Person                     -----------------------------------------------------
With                       7.       Sole Dispositive Power
                                    1,740,750
                           -----------------------------------------------------
                           8.       Shared Dispositive Power
                                    -0-
- --------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,740,750 shares
- --------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         [_]
- --------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         8.50%
- --------------------------------------------------------------------------------
12.      Type of Reporting Person
         CO
- --------------------------------------------------------------------------------


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CUSIP No. 53219K101                   13G                            Page 3 of 6

- --------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         Tim Mather
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [_]
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Citizenship or Place of Organization.
         United States Citizen
- --------------------------------------------------------------------------------
Number of                  5.       Sole Voting Power
Shares                              1,740,750
Beneficially               -----------------------------------------------------
Owned by Each              6.       Shared Voting Power
Reporting                           -0-
Person                     -----------------------------------------------------
With                       7.       Sole Dispositive Power
                                    1,740,750
                           -----------------------------------------------------
                           8.       Shared Dispositive Power
                                    -0-
- --------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,740,750 shares
- --------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         [_]
- --------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         8.50%
- --------------------------------------------------------------------------------
12.      Type of Reporting Person
         IN
- --------------------------------------------------------------------------------


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CUSIP No. 53219K101                   13G                            Page 4 of 6



                                  SCHEDULE 13G

Item 1.

(a) The name of the issuer is Lifestream Technologies, Inc., a Nevada corporation (the "Issuer").

(b) The address of the principal executive offices of the Issuer is 510 Clearwater Loop, Suite 101, Post Falls, ID 83854.

Item 2.

(a) The Reporting Persons are Tim Mather and Commodity Management & Research, Inc. ("CMR").

(b) The business address for each of the Reporting Persons is 201 Centennial, Glenwood Springs, CO 81601.

(c) Mr. Mather is a citizen of the United States, and CMR is a Colorado corporation.

(d)      This statement relates to the common stock of the Issuer.

(e)      The relevant CUSIP number is 53219K101.

Item 3.

Non-applicable, this statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.

(a)      1,740,750 shares

(b)      8.50%

(c)
         (i)      1,740,750 shares *

         (ii)     -0-

         (iii)    1,740,750 shares *

         (iv)     -0-

           *      See Item 6, below.


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CUSIP No. 53219K101                   13G                            Page 5 of 6


Item 5.

Non-applicable.

Item 6.

Until October 19, 2001 CMR was a partner in Lifestream Development Partners, a partnership which held 1,263,750 shares of the Issuer's common stock in the name of "Lifestream Development Partners CMR" along with additional shares held in the name of its other partner. CMR transferred 10,000 of these shares to a third party as a gift on October 1, 2001 and the remaining 1,253,750 shares were distributed to CMR at the time of its withdrawal from the partnership on October 19, 2001.

Subsequently, CMR sold an aggregate of 500,000 of these shares in two private transactions on December 14, 2001 and December 20, 2001. On December 28, 2001 and January 7, 2002, CMR purchased from the Issuer debentures convertible into an aggregate of 500,000 shares of the Issuer's common stock and warrants to acquire an additional 250,000 shares of the Issuer's common stock in two private transactions.

Item 7.

Non-applicable, this statement is not filed pursuant to Rule 13d-1(b)(ii)(G).

Item 8.

Non-applicable, this statement is not filed pursuant to Section
240.13-1(b)(1)(ii)(J).

Item 9.

Non-applicable.

Item 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 53219K101                   13G                            Page 6 of 6


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

                                            TIM MATHER

                                                         1/18/2002
                                            ------------------------------------
                                                            Date

                                                       /s/ Tim Mather
                                            ------------------------------------
                                                          Signature

                                                         Tim Mather
                                            ------------------------------------
                                                         Name/Title



                                            COMMODITY MANAGEMENT & RESEARCH

                                                         1/18/2002
                                            ------------------------------------
                                                            Date

                                                     /s/ David Chapman
                                            ------------------------------------
                                                          Signature

                                                  David Chapman, Secretary
                                            ------------------------------------
                                                          Name/Title